Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement/Prospectus that is made a part of the Registration Statement (Form S-4) of Nielsen Holdings Limited for the registration of 370,690,381 shares of its common stock, and to the incorporation by reference therein of our reports dated February 20, 2015, with respect to the consolidated financial statements and schedules of Nielsen N.V., and the effectiveness of internal control over financial reporting of Nielsen N.V., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 25, 2015